

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via Email
Mary Jo David
Chief Financial Officer
LSB Financial Corp.
101 Main Street
Lafayette, Indiana 47901

Re: LSB Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 0-25070

Dear Ms. David:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Market Area, page 5

1. In future filings, please revise this section to reflect any significant, adverse market area trends, for example, trends relating to the recent increases in non-performing assets.

 Lending Activities, page 6, and
One-to-Four Family Residential Real Estate Lending, page 9

2. We note from page 8 that some 74 percent of your retained loans are adjustable-rate loans. In your discussion of your overall asset/liability management strategy near the bottom of page 9, please discuss in future filings how this level of adjustable-rate loans

fits into your strategy, including discussion of any material risks that result from this situation.

Investment Activities, page 19

3. In your next Form 10-Q and in future Form 10-Ks, please specifically disclose whether or not your decision not to pay dividends is related to the Bank's Supervisory Agreement or company's MOU with the Office of Thrift Supervision.

Legal Proceedings, page 32

4. In future filings, beginning with your next Form 10-Q, please revise your disclosure of the Supervisory Agreement, formerly with the OTS, to describe each requirement, the steps the bank has taken to comply, and the extent to which you believe the bank is in compliance. Also, describe the material impact of the MOU to your operations and financial performance and discuss any steps you have taken to address that impact. Provide updated disclosure in future periodic reports, as appropriate.

Executive Compensation, page 36
Executive Compensation, page 10 of definitive proxy statement on Schedule 14A

5. Please revise in future filings to provide compensation for the three required persons, or advise why this is not required. Refer to Item 402(m)(2).

Compensation of Directors, page 16 of definitive proxy statement on Schedule 14A

6. In future filings, please provide narrative disclosure explaining the compensation arrangements for directors, for example, fees for meeting attendance. Refer to Item 402(r)(3) of Regulation S-K.

7. It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount. If yes, please revise in future filings to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made "on substantially the same terms…as those of comparable transactions prevailing at the time with other persons not related to" the lender. Any loans over the threshold amount to which that disclosure does not apply must be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lyon, Senior Financial Analyst, at (202) 551-3421 or me at (202) 551-3436 with any other questions.

Sincerely,

/s/ Gregory Dundas

Gregory Dundas
Senior Counsel